 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are Management’s Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements of DryShips Inc. (the “Company”) as of and for the period ended September 30, 2007.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-139204) filed on December 8, 2006 and the Company’s Registration Statement on Form F-3ASR (Registration No. 333-141146540) filed on October 5, 2007.

MANAGEMENTS DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to “DryShips” or the “Company” or “we” shall include DryShips Inc. and its applicable subsidiaries.  The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual  results  may  differ   materially   from  those   anticipated  in  these forward-looking  statements  as a result of certain  factors,  such as those set forth in the section  entitled “Risk Factors”  included in the Company’s  Annual Report on Form 20-F filed with the Securities  and Exchange  Commission on June 12, 2007.

Results of Operations

For the nine months ended September 30, 2007 compared to nine months ended September 30, 2006

Voyage Revenues increased by $179.9 million, or 106.3%, to $349.2 million in the nine months ended September 30, 2007, compared to $169.3 million for the nine months ended September 30, 2006.  The increase is attributable to the increase in the average number of vessels operated from 28.4 during the nine months ended September 30, 2006 to 32.8 during the nine months ended September 30, 2007 and the substantial increase in freight and hire rates over this period.

Voyage Expenses (including gains from sale of bunkers) increased by $11.0 million, or 101.9%, to $21.8 million for the nine months ended September 30, 2007, compared to $10.8 million for the nine months ended September 30, 2006. The increase is attributable to the increase in commissions due to increased voyage revenues.

Vessel Operating Expenses increased by $10.8 million, or 32.2%, to $44.3 million in the nine months ended September 30, 2007 compared to $33.5 million for the nine months ended September 30, 2006. The increase is attributable to the increase in the number of vessels operated from an average of 28.4 vessels for the nine months ended September 30, 2006 to 32.8 vessels for nine months ended September 30, 2007.

Depreciation and Amortization of deferred drydocking costs increased by $12.7 million, or 29.1%, to $56.4 million for the nine months ended September 30, 2007, compared to $43.7 million for the nine months ended September 30, 2006. The increase is due to the increase in number of vessels from an average of 28.4 for the nine months ended September 30, 2006 to 32.8 for nine months ended September 30, 2007 and a corresponding increase of calendar days from 7,743 in the nine months ended September 30, 2006 to 8,965 days in the nine months ended September 30, 2007.

Management Fees increased by $2.4 million, or 51.1%, to $7.1 million in the nine months ended September 30, 2007 compared to $4.7 million in the nine months ended September 30, 2006. The increase is due to the increase in number of vessels from an average of 28.4 for the nine months ended September 30, 2006 to 32.8 for the nine months ended September 30, 2007 and a corresponding increase of calendar days from 7,743 in the nine months period ended September 30, 2006 to 8,965 days in the nine months period ended September 30, 2007.

Interest and Finance Cost increased by $6.5 million, or 20.9%, to $37.6 million for the nine months ended September 30, 2007 compared to $31.1 million for the nine months ended September 30, 2006. The increase primarily resulted from the increase in interest expenses due to the increased amount of average indebtedness outstanding during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 and increased interest rates in 2007.

Interest Income increased by $2.3 million to $2.7 million for the nine months ended September 30, 2007, compared to $0.4 million for the nine months ended September 30, 2006, due to increased liquidity and interest rates in 2007.

Cash Flow

Our cash and cash equivalents increased to $47.9 million as of September 30, 2007, compared to $2.5 million as of December 31, 2006. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $63.3 million as of September 30, 2007 compared to a working capital deficit of $103.5 million as of December 31, 2006. This decrease is mainly due to the great increase in cash and cash equivalents which resulted in the increase of current assets.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $146.0 million, or 198.9%, to $219.5 million for the nine months ended September 30, 2007 compared to $73.4 million for the nine months ended September 30, 2006. This increase is primarily due to the increased time charter rates during the nine month period ended September 30, 2007 and the enlargement of our fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $285.9 million for the nine months ended September 30, 2007, consisting mainly of $478.1 million in payments representing the remaining 90% of the purchase price of the vessels Samsara, Primera and Ecola, and the 100% of the purchase price of vessels Marbella, Bargara, Brisbane, Capitola, Menorca, Majorca and Heinrich Oldendorff. An amount of $42.2 million representing 10% of the purchase price of the vessels Clipper Gemini, Oregon,VOC Galaxy, Samatan and Avoca and 15% of the purchase price of the vessel Saldahna, are presented as advances for vessels acquisitions. An amount of $54.7 million representing 10% of the purchase price of the newbuilding vessels Hulls SS058, SS059, H0002, and H0003 and 20% of the purchase price of the newbuilding vessel Hull H2089 are also presented as advances for vessels acquisitions plus an amount of $1.1 million representing capitalized interest.  We also received an amount of $290.3 million from the sale of ten vessels (Panormos, Striggla, Daytona, Estepona, Shibumi, Delray, Hille Oldendorff, Alona, Mostoles and Lanikai) during the period.

Net cash used in investing activities was $207.6 million for the nine months ended September 30, 2006 consisting of $203.9 million in payments representing the purchase price of vessels Maganari, Hille Oldendorff, Lanzarote, Ligari, Delray and Estepona. An amount of $7.0 million representing 10% of the purchase price of the vessels Formentera and Redondo is presented as advances for vessels acquisitions.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $111.8 million for the nine months ended September 30, 2007, consisting mainly of a $393.2 million drawdown under short term and long term facilities. This was partly off set by a $257.3 million payment of short term and long term loans and $21.3 million of cash dividends paid to stockholders.

Net cash provided by financing activities was $149.9 million for the nine months ended September 30, 2006, consisting mainly of $673.1 million drawdown under a new long tem and a short term loan facility and $56.5 million contribution to additional paid in capital and common stock. This was partly off set by $555.8 million repayment of existing loans and the payment of $18.2 million of cash dividends paid to stockholders and $3 million of financing costs.

Capitalization

On September 30, 2007, debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 53.81% and net debt (total debt less cash and cash equivalents) to total capitalization was 51.43%.

As of September 30, 2007, the Company had a total liquidity of approximately $74.7 million.

Fleet Developments

Vessels Acquired and Delivered

On October 9, 2007, the Company took delivery of the MV Clipper Gemini, a 2003 built second-hand 51,201 dwt Supramax drybulk carrier, which it had agreed to acquire on June 8, 2007, for a purchase price $50.2 million. The vessel commences a bareboat charter back to the Seller for a period of between 13 and 15 months at a daily bareboat rate of $27,000.

On October 17, 2007, the Company took delivery of the MV Samatan, a 2001 built second-hand 74,823 dwt Panamax drybulk carrier, which it had agreed to acquire on August 15, 2007, for a purchase price $71.0 million.

Vessels Sold – To be delivered

On October 1, 2007 the Company entered into an agreement to sell the MV Matira, a 1994 built, 45,863 dwt Handymax drybulk carrier for a sale price of $46.5 million with delivery to the new owners scheduled to take place during the fourth quarter of 2007 or the first quarter of 2008.  The Company expects to realize a gain of approximately $24.6 million to be recognized in the first quarter of 2008.

Newbuilding Acquisitions – To be delivered

On October 1, 2007 the Company entered into an agreement, with an unaffiliated third party, to acquire a resale contract for a 170,000 dwt Capesize bulk carrier under construction in South Korea, for a price of $147.5 million. The vessel is expected to be delivered during the second quarter of 2008.

Dividend Payment

In September 2007, DryShips declared its tenth consecutive quarterly cash dividend of $0.20 per common share paid on October 31, 2007 to stockholders of record as of October 15, 2007. Since the Company’s initial public offering in February 2005, DryShips has paid total dividends of $2.00 per common share.

As of November 6, 2007, the Company has a total of 36,181,097 shares of common stock outstanding.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Unaudited Condensed Consolidated Balance Sheets
December 31, 2006 and September 30, 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31, 2006	September 30, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,537	$47,949
Restricted cash (Note 8)	6,614	6,775
Accounts receivable trade	3,187	6,814
Insurance claims	671	4,816
Due from related parties (Note 2)	3,353	6,690
Inventories (Note 3)	2,571	2,873
Prepayments and advances	5,568	7,550
Fair value of above market acquired time charter (Note 6)	1,335	-
Financial instruments (Note 9)	39	-
Total current assets	25,875	83,467
FIXED ASSETS, NET:
Advances for vessels under construction and acquisitions (Note5)	27,380	111,444
Vessels, net (Notes 4 )	1,084,924	1,340,657
Total fixed assets, net	1,112,304	1,452,101
OTHER NON CURRENT ASSETS:
Deferred charges, net (Note 7)	6,200	2,495
Restricted cash (Note 8)	20,000	20,000
Financial instruments (Note 9)	946	564
Other	2,848	2,215
Total non current assets	29,994	25,274
Total assets	$1,168,173	$1,560,842
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$71,412	$110,198
Accounts payable	11,423	8,261
Due to related parties (Note 2)	25,086	-
Accrued liabilities	6,326	10,905
Deferred revenue	12,270	10,131
Financial instruments (Note 9)	2,625	-
Other current liabilities	202	184
Dividends payable	-	7,098
Total current liabilities	129,344	146,777
NON CURRENT LIABILITIES:
Fair value of below market acquired time charter (Note 6)	-	2,385
Long term debt, net of current portion (Note 8)	587,330	708,538
Financial instruments (Note 9)	-	89
Other	607	367
Total non current liabilities	587,937	711,379
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued.	-	-
Common stock, $0.01 par value; 75,000,000 shares authorized; 35,490,097 shares issued and outstanding.	355	355
Additional paid-in capital	327,446	327,446
Retained earnings	123,091	374,885
Total stockholders’ equity	450,892	702,686
Total liabilities and stockholders’ equity	$1,168,173	$1,560,842

DRYSHIPS INC.

Unaudited Condensed Consolidated Statements of Income
For the nine month period ended September 30, 2006 and 2007

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Nine Months Ended September 30,
	2006	2007
REVENUES:
Voyage revenues	$169,324	$349,182

EXPENSES:
Loss on forward freight agreements (Note 9)	22,473	-
Voyage expenses	11,415	19,610
Voyage expenses – related party (Note 2)	2,117	4,290
Gain on sale of bunkers, net	(2,689)	(2,121)
Vessel operating expenses	33,490	44,296
Depreciation (Note 4)	41,278	54,219
Amortization of deferred drydocking costs (Note 7)	2,471	2,204
Gain on sale of vessels (Note 4)	-	(103,512)
Management fees – related party (Note 2)	4,666	7,057
General and administrative expenses	1,406	4,042
General and administrative expenses – related party (Note 2)	2,408	2,869
Operating income	50,289	316,228

OTHER INCOME / (EXPENSES):
Interest and finance costs	(30,777)	(36,982)
Interest and finance costs – related party (Note 2)	(310)	(614)
Interest income	384	2,709
Other, net	1,233	(1,155)

Total other income/ (expenses), net	(29,470)	(36,042)

Net Income	$20,819	$280,186

Earnings per common share, basic and diluted	$0.66	$7.89

Weighted average number of common shares, basic and diluted	31,343,241	35,490,097

DRYSHIPS INC.
Unaudited Condensed Consolidated Statements of Stockholders’ Equity
For the nine month period ended September 30, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional Paid-in Capital
Comprehensive Income	# of Shares	Par Value		Retained
				Earnings	Total

BALANCE, December 31, 2005		30,350,000	$304	$264,600	$91,597	$356,501

- Net income	20,819	-	-	-	20,819	20,819
- Issuance of common stock		4,650,000	46	56,444	-	56,490
- Dividends declared ($ 0.80 per share)		-	-	-	(25,237)	(25,237)
- Comprehensive income	$20,819

BALANCE, September 30, 2006		35,000,000	350	321,044	87,179	408,573

BALANCE, December 31, 2006		35,490,097	$355	$327,446	$123,091	450,892

- Net income	280,186	-	-	-	280,186	280,186
- Dividends declared ($ 0.80 per share)		-	-	-	(28,392)	(28,392)
Comprehensive income	$280,186

BALANCE, September 30, 2007		35,490,097	$355	$327,446	$374,885	$702,686

DRYSHIPS INC.
Unaudited Condensed Consolidated Statements of Cash Flows
For the nine month period ended September 30, 2006 and 2007
(Expressed in thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2006	2007
Cash Flows from Operating Activities:
Net income	$20,819	$280,186
Adjustments to reconcile net income to
Net cash provided by operating activities:
Depreciation	41,278	54,219
Amortization of deferred drydocking costs	2,471	2,204
Payments for dry docking	(4,032)	(1,228)
Amortization and write-off of financing costs	3,290	1,732
Amortization of fair value of acquired time charter	1,598	(3,724)
Gain on sale of vessels	-	(103,512)
Change in fair value of derivatives	13,927	(2,115)
Recognition and amortization of free lubricants benefit	(120)	(258)
Changes in operating assets and liabilities:
Accounts receivable trade	3,721	(2,994)
Insurance claims	(126)	(4,145)
Due from related parties	(1,965)	(3,337)
Inventories	(1,495)	(302)
Prepayments and advances	(1,959)	(1,982)
Accounts payable	405	(3,162)
Due to related parties	(4,290)	(86)
Accrued liabilities	552	4,579
Deferred revenue	(632)	3,414

Net Cash provided by Operating Activities	73,442	219,489

Cash Flows from Investing Activities:
Advances for vessels’ acquisitions	(6,975)	(98,033)
Additions to vessels cost	(203,884)	(478,102)
Proceeds from vessels’ sale	-	290,251
Sellers Credit	3,250	-

Net Cash used in Investing Activities	(207,609)	(285,884)

Cash Flows from Financing Activities:
Advances to Baumarine Pool	(528)	-
Proceeds from long-term debt	664,281	319,697
Proceeds from short-term credit facility	8,837	73,476
Principal payments of long-term debt	(546,925)	(188,871)
Payment of short term credit facility	(8,837)	(68,400)
Change in restricted cash	(2,154)	(161)
Contribution to additional paid in capital and common stock	56,490	-
Cash dividends	(18,237)	(21,294)
Payment of financing costs	(3,055)	(2,640)
Net Cash provided by Financing Activities	149,872	111,807

Net increase in cash and cash equivalents	15,705	45,412
Cash and cash equivalents at beginning of period	5,184	2,537

Cash and cash equivalents at end of period	$20,889	$47,949

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$28,254	$35,461

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Dryships Inc. (“Dryships”) and its wholly-owned subsidiaries (collectively, the “Company”). Dryships was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands. On October 18, 2004, all of the outstanding shares of the vessel owning companies listed under 1 through 6 in the table below (collectively, the “Contributed Companies”), were contributed to the Company through Entrepreneurial Spirit Foundation (the “Foundation”), a family foundation of Vaduz, Liechtenstein.  The Company’s Chief Executive Officer, Mr. George Economou and members of his immediate family (the “Family”) control and are beneficiaries of the Foundation. The transaction described above constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests and the Contributed Companies are presented at historical cost as control of the Contributed Companies before and after the reorganization was with the Family. In February 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $251,285. On February 14, 2006, the Foundation transferred its shares of the Company to its wholly-owned subsidiary, Elios Investments Inc. (“Elios”), a corporation organized under the laws of the Republic of the Marshall Islands.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete annual financial statements. These statements and the accompanying notes should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2006. These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

The balance sheet as of December 31, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements.

The Company’s wholly-owned subsidiaries as of September 30, 2007 are listed below:

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless herwise stated)

1.	Basis of Presentation and General Information -(continued):

	Ship-owning Company	Country of Incorporation	Vessel
1.	Hydrogen Shipping Company Limited (“Hydrogen”)	Malta	Mostoles (sold - July 2007)
2.	Oxygen Shipping Company Limited (“Oxygen”)	Malta	Shibumi (sold – April 2007)
3.	Annapolis Shipping Company Limited (“Annapolis”)	Malta	Lacerta
4.	Helium Shipping Company Limited (“Helium”)	Malta	Striggla (sold – January 2007)
5.	Blueberry Shipping Company Limited (“ Blueberry “)	Malta	Panormos (sold – January 2007)
6.	Silicon Shipping Company Limited (“Silicon”)	Malta	Flecha (sold – December 2006)
7.	Lancat Shipping Company Limited (“Lancat”)	Malta	Matira (Note 10)
8.	Tolan Shipping Company Limited (“Tolan”)	Malta	Tonga
9.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
10.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
11.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
12.	Royerton Shipping Company Limited (“Royerton”)	Malta	Netadola
13.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
14.	Lansat Shipping Company Limited (“Lansat”)	Malta	Paragon
15.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
16.	Madras Shipping Company Limited (“Madras”)	Malta	Alona (sold – June 2007)
17.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana
18.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
19.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
20.	Zatac Shipping Company Limited (“Zatac”)	Malta	Waikiki
21.	Fabiana Navigation Company Limited (“Fabiana”)	Malta	Alameda
22.	Fago Shipping Company Limited (“Fago”)	Malta	Lanikai (sold -July 2007)
23.	Felicia Navigation Company Limited (“Felicia”)	Malta	Solana
24.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
25.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
26.	Celine Shipping Company Limited (“Celine”)	Malta	Mendocino
27.	Seaventure Shipping Limited (“Seaventure”)	Marshall Islands	Hille Oldendorff (sold June 2007)
28.	Tempo Marine Co. (“Tempo”)	Marshall Islands	Maganari
29.	Star Record Owning Company Limited (‘Star”)	Marshall Islands	Ligari
30.	Human Owning Company Limited (“Human”)	Marshall Islands	Estepona (sold – April 2007)
31.	Classical Owning Company Limited (“Classical”)	Marshall Islands	Delray (sold – May 2007)
32.	Maternal Owning Company Limited (“Maternal”)	Marshall Islands	Lanzarote
33.	Paternal Owning Company Limited (“Paternal”)	Marshall Islands	Formentera (Note 4)
34.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
35.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola (ex Zella Oldendorff)
36.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara (ex Cape Venture)
37.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera (ex Sea Epoch)
38.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane (ex Spring Brave)
39.	Atlas Owning Company Limited (“Atlas”)	Marshall Islands	Menorca (ex Oinoussian Legend)
40.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella (ex Restless)
41.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca (ex Maria G.O.)
42.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Heinrich Oldendorff
43.	Platan Shipping Company Limited (“Platan”)	Malta	Daytona (sold – January 2007)
44.	Selene Owning Company Limited (“Selene”)	Marshall Islands	Bargara (ex Songa Hua)
45.	Tethys Owning Company Limited (“Tethys”)	Marshall Islands	Capitola (ex Songa Hui)
46.	Ioli Owning Company Limited (“Ioli”)	Marshall Islands	Clipper Gemini
47.	Iason Owning Company Limited (“Iason”)	Marshall Islands	Oregon (ex Athina Zafirakis)
48.	Orpheus Owning Company Limited (“Orpheus”)	Marshall Islands	Avoca (ex Nord Mercury)
49.	Team up Owning Company Limited (“Team-up”)	Marshall Islands	Saldahna (ex Shino Brilliance)
50.	Iokasti Owning Company Limited (“Iokasti”)	Marshall Islands	VOC Galaxy
51.	Boon Star Owners Inc. (“Boon”)	Marshall Islands	Samatan (ex Trans Atlantic)
52.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Hull 1518A
53.	Monteagle Shipping S.A. (“Monteagle”)	Marshall Islands	Hull 1519A
54.	Iktinos Owning Company Limited (“Iktinos”)	Marshall Islands	Hull SS058
55.	Kallikrates Owning Company Limited (“Kallikrates”)	Marshall Islands	Hull SS059
56.	Mensa Enterprises Inc (“Mensa”)	Marshall Islands	Hull 0002
57.	Mandarin Shipholding Co (“Mandarin”)	Marshall Islands	Hull 0003
58.	Faedon Owning Company Limited (“Faedon”)	Marshall Islands	Hull 2089
	Other company		Activity
59.	Wealth Management Inc. (“Wealth”)	Marshall Islands	Cash Manager

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information -(continued):

The operations of the Company’s vessels are managed by Cardiff Marine Inc. (the “Manager”), a related party entity incorporated in Liberia.  Furthermore, Drybulk S.A., a related party, Liberian corporation acted as the charter and sales and purchase broker for the Company until September 30, 2006. Effective October 1, 2006 the Manager acts as the Company’s charter and sales and purchase broker.  The majority shareholding (70%) of the Manager and Drybulk S.A. is owned by the Foundation. The 30% shareholding of the Manager and Drybulk S.A. is held by Prestige Finance S.A., a Liberian corporation, which is wholly owned by the sister of the Company’s Chief Executive Officer.

During the nine-month period ended September 30, 2006, one charterer (Oldendorff Carriers Gmbh), accounted for 16% of the Company’s voyage revenues. No charterer accounted for 10% or more of the Company’s voyage revenues for the nine-month period ended September 30, 2007.

In addition, of the Company’s voyage revenues during the nine-month periods ended September 30, 2006 and 2007, 25% and 14%, respectively, were derived from the participation of certain Company’s vessels in a drybulk pool.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR−1, “Accounting for Planned Major Maintenance Activities.” FSP AUG AIR−1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue−in−advance method of accounting for planned major maintenance activities, but continues to permit the application of the other three alternative methods of accounting for planned major activities: direct expense, built−in overhaul, and deferral. FSP AUG AIR−1 is effective for fiscal years beginning after December 15, 2006. The Company continued applying deferral accounting method for dry−docking costs. As such, FSPAUG AIR−1 did not have significant impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements.” The Company is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have an effect on its consolidated financial position, results of operations or cash flows.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties:

(a)
Cardiff Marine Inc.: The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed management fee of Euro 530 per day, per vessel.  In addition the Manager charges the Company with: (i) a fee of U.S. Dollars one hundred per day per vessel for compliance with section 404 of Sarbanes-Oxley Act of 2002; (ii) U.S. Dollars five hundred and fifty for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii)  chartering commission of 1.25% on all freight, hire and demurrage revenues;  (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006; and (v) a quarterly fee of $250 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission Rules and the establishment and monitoring of internal controls over financial reporting.

The management agreements concluded between the Manager and the vessel-owning companies have an initial term of five years and will automatically be extended to successive five-year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing.

The management fees charged by the Manager for the nine-month periods ended September 30, 2006 and 2007, totaled $4,666 and $7,057 respectively and are separately reflected in the accompanying consolidated statements of income, in “Management fees – related party”. Chartering commissions charged by Drybulk S.A. for the nine-month period ended September 30, 2006 and by the Manager for the nine-month period ended September 30, 2007 totaled to $2,117 and $4,290, respectively, which are separately reflected as “Voyage expenses - related party” in the accompanying consolidated statements of income. The fees charged by the Manager  for the services discussed in (i) and (v) above for the nine month periods ended September 30, 2006 and 2007, totalled $1,312 and $1,773, respectively, and are included in “General and administrative expenses – related party” in the accompanying consolidated statements of income. In addition, during the nine month period ended September 30, 2006 and 2007, an amount of $2,011 and $7,871 respectively, was charged by  Drybulk S.A. and the Manager respectively, for the acquisition and sale of vessels. The amounts that relate to vessels’ acquisitions are capitalized and are included in “Vessels, net” in the accompanying consolidated balance sheets. The amounts that relate to vessels’ sales are included in “Gain on sale of vessels” in the accompanying consolidated statements of income.

The amounts due from the Manager as at December 31, 2006 and September 30, 2007 totaled to $3,353 and $6,690, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties-(Continued):

(b)
Lease Agreement: On October 1, 2005 and effective as of the same date, the Company entered into a rental agreement with its Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9 and thereafter it will be adjusted annually for inflation increases. The related rent expense for the nine month periods ended September 30, 2006 and 2007 totaled $8 and $9, respectively, and is included in “General and administrative expenses - related parties” in the accompanying consolidated statements of income.

(c)
Consultancy Agreements: On February 3, 2005, the Company concluded two agreements with Fabiana Services S.A. (“Fabiana”) a related party entity incorporated in Marshall Islands. Fabiana is beneficially owned by the Company’s Chief Executive Officer. Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company. The duration of the agreements is for three years beginning February 3, 2005 and ending, unless terminated earlier on the basis of any other provisions as may be defined in the agreement, on the day before the third anniversary of such date. The Company pays Euro 1,066,600 (Euro 1,126,000 until November 21, 2006) per annum payable monthly on the last working day of every month in twelve instalments for the services of the Chief Executive and Chief Financial Officers. The related expense for the nine month periods ended September 30, 2006 and 2007 totaled $1,087 and $1,087, respectively, and is included in “General and administrative expenses - related parties” in the accompanying consolidated statements of income. At December 31, 2006 and September 30, 2007 an amount of $86 and $0, respectively, was payable to Fabiana.

(d)
Acquisition of vessel:  In March 2006 the Company concluded a Memorandum of Agreement with a company controlled by the Company’s Chief Executive Officer for the acquisition of the vessel Hille Oldendorff for $40,760 which was delivered to the Company in April 2006. The purchase price was partly financed by an unsecured sellers’ credit of $3,250 as provided by the Memorandum of Agreement. In October 2006, the sellers’ credit was fully settled with common stock. The vessel was sold on June 8, 2007 for $50,500 and realized a gain of $12,876.

	(e)	Short-term credit facilities:

		(i)	In December 2006, the Company borrowed an amount of $25,000 from Elios in order to partially finance the acquisition cost of vessel Redondo. The facility was fully repaid in January 2007.

(ii)
On April 5, 2007 the Company obtained a short term credit facility of $33,000 from Elios to partially finance the acquisition cost of the vessel Primera (ex Sea Epoch) (Note 4). The loan was fully repaid on April 23, 2007.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties-(Continued):

	(e)	Short-term credit facilities:

(iii)
On May 23, 2007 the Company obtained a short term credit facility of $30,000 from Elios, in addition to the amendment of the loan facility discussed in Note 8(c) below, to partially finance the acquisition cost of the vessels Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui), Ecola (ex Zella Oldendorff) and Majorca (ex Maria G.O.). The facility was fully repaid on June 15, 2007. Interest and finance costs paid by the Company for the above facility during the nine month period ended September 30, 2007 totaled $614 and are separately reflected as “Interest and finance costs - related party” in the accompanying consolidated statements of income.

	(f)	Purchase of derivatives from related parties

In order to maintain the minimum hedging ratio of the loan amendment (Note 8c), on June 22, 2007 the Company acquired the following interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1,290 (asset), from the following two related companies:

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60 million. Under the cap leg of the agreement the interest rate is 5.34% if three-month USD LIBOR lies between 5.34% and 7%. If three-month USD LIBOR is above 7% the interest rate is three-month USD LIBOR. Under the floor leg of the agreement the interest rate is 2.75% if the three-month USD LIBOR is equal or less than 1.75%.

(ii) River Camel Shipping Co which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75 million. Under the cap leg of the agreement the interest rate is 5.25% if three-month USD LIBOR is within the range of 5.25% and 7%. If three-month USD LIBOR exceeds 7%, then the interest rate is three-month USD LIBOR. Under the floor leg of the agreement the interest rate is 2.75%, if the three-month USD LIBOR is equal or less than 1.75%.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	September 30, 2007
Lubricants	$2,328	$2,568
Victualling stores	243	305
Total	$2,571	$2,873

4.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	$1,197,053	$(112,129)	$1,084,924
-Vessel acquisitions	495,397	-	495,397
-Vessel disposals	(221,214)	35,769	(185,445)
- Depreciation	-	(54,219)	(54,219)
Balance, September 30, 2007	$1,471,236	$(130,579)	$1,340,657

As at September 30, 2007 the Company owned thirty-four drybulk carriers having total carrying value of $1,340,657.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Vessels, net-(continued):

During the nine month period ended September 30, 2007 the following vessels were disposed:

Vessel	M.O.A. date	Delivery date	M.O.A. price	Gain on sale
Panormos	September 8, 2006	January 8, 2007	$35,000	$15,256
Striggla	December 18, 2006	January 22, 2007	12,120	9,184
Daytona	December 15, 2006	January 23, 2007	25,300	6,058
Estepona	February 9, 2007	April 10, 2007	36,735	7,585
Shibumi	November 20, 2006	April 12, 2007	24,600	17,813
Delray	January 16, 2007	May 8, 2007	36,735	8,172
Hille Oldendorff	March 26, 2007	June 8, 2007	50,500	12,873
Alona	March 2, 2007	June 12, 2007	39,500	7,323
Mostoles	March 26, 2007	July 3, 2007	13,260	10,312
Lanikai	March 13, 2007	July 27, 2007	26,100	8,936
		Total:	$299,850	$103,512

The aggregate gain resulting from the sale of the above vessels is separately reflected in the accompanying consolidated statement of income for nine-months period ended September 30, 2007.

On August 7, 2007 the Company concluded a Memorandum of Agreement for the disposal of the vessel Formentera to an unaffiliated third party for $63,000 with expected delivery date in the fourth quarter of 2007. The vessel aggregate carrying value at September 30, 2007, amounted to $30,558. The resulting gain from the sale of the above vessel will be approximately $31,000 and will be included in the Company’s consolidated statement of income for the year ending December 31, 2007.

During the nine month period ended September 30, 2007 the following vessels were acquired:

Vessel acquisitions
Vessel	M.O.A. date	Delivery date	Acquisition price
Samsara, (ex Cape Venture)	December 14, 2006	February 14, 2007	$62,620
Primera (ex Sea Epoch)	December 15, 2006	April 11, 2007	38,380
Marbella (ex Restless)	February 27, 2007	April 27, 2007	46,460
Bargara (ex Songa Hua)	April 11, 2007	May 14, 2007	49,490
Brisbane (ex Spring Brave)	January 10, 2007	May 23, 2007	60,600
Capitola (ex Songa Hui)	April 11, 2007	June 1, 2007	49,490
Menorca (ex Oinoussian Legend)	January 18, 2007	June 7, 2007	41,410
Majorca (ex Maria G.O.)	March 26, 2007	June 11, 2007	54,035
Heinrich Oldendorff	March 23, 2007	June 11, 2007	52,815
Ecola (ex Zella Oldendorff)	November 23, 2006	August 28, 2007	40,097
		Total:	$495,397

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Vessels, net-(continued):

On June 8 and August 8, 2007 the Company concluded two Memoranda of Agreement (M.O.A.) with unaffiliated third parties for the acquisition of two second hand Supramaxes Clipper Gemini and VOC Galaxy vessels for $50,162 and $55,500 respectively. The vessels are expected to be delivered during the fourth quarter of 2007.

On July 13, 26 and August 6, 15, 2007 the Company concluded four Memoranda of Agreement with unaffiliated third parties for the acquisition of four second hand Panamaxes Athina Zafirakis, Nord Mercury, Shinyo Brilliance and Trans Atlantic for a price of  $67,175, $69,500, $75,000, and $71,000 respectively. The vessels are expected to be delivered during the fourth quarter of 2007 and first quarter of 2008.

On July 27, 30 and 31, 2007 the Company concluded five Memoranda of Agreement for the acquisition of one and other two 180,000 dwt Capesize Bulk Carriers and other two 82,000 dwt Kamsarmax Bulk Carriers for a total consideration of $433,500. The vessels are expected to be delivered during the second quarter of 2009 and second quarter of 2010.

The delivery of all the above hulls from the sellers to buyers (The Company) will take place simultaneously after the delivery of the vessels to the sellers, by the builder.

All Company’s vessels, having total carrying value of $1,340,657 as of September 30, 2007, have been pledged as collateral to secure the bank loans discussed in Note 8. As at September 30, 2007, three vessels were operating under a drybulk pool (Note 1) while the remaining vessels, except for MV Heinrich Oldendorff which is employed under a bareboat charter, were operating under time charters, the last of which expires in July 2008.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel which has still to complete a time charter contract, it is considered that the “held for sale” criteria discussed under SFAS 144 paragraph 30 are not met until the time charter contract has been completed. As a result such vessels are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel which has no time charter contract to complete, it is considered that the “held for sale” criteria discussed under SFAS 144 paragraph 30 are met. As a result such vessels are classified as held for sale. No assets met these criteria to be classified as held for sale at September 30, 2007.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.	Advances for vessels under construction and acquisitions:

During the year ended December 31, 2006 advances amounting to $27,380 were made for the vessels Ecola ($3,970), Primera ($3,800) and Samsara ($6,200) and for the Hulls 1518A and 1519A ($6,650), each respectively and capitalized interest ($110).

During the nine months ended September 30, 2007 advances amounting to $111,444  were made for the Clipper Gemini ($5,016), Oregon ($10,076), VOC Galaxy ($5,550), Samatan ($7,100), Avoca ($6,950), Saldahna ($7,500), Hull 2089 ($22,800), Hulls 0002 and 0003 ($10,550 each), Hulls SS058 and SS059 ($5,425 each) while the vessels Samsara, Primera and Ecola were delivered, and capitalized interest for the nine month period ($1,091).

6.	Fair value of acquired time charter:

During the nine-month period ended September 30, 2006, the Company acquired six dry bulk carrier vessels for $201,110, which were under existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of each of the above vessels evaluated the charter contracts assumed and recognized (a) an asset of $5,517, for two of the vessels, with a corresponding decrease in the vessels’ purchase price and (b) a liability of $8,121, for the other four vessels, with a corresponding increase in the vessels’ purchase price.

During the nine-month period ended September 30, 2007, the Company acquired one dry bulk carrier vessel for $49,000, which was under an existing bareboat time charter contract which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of the above vessel evaluated the charter contracts assumed and recognized a liability of $3,325, representing the excess of the then fair value of such charters at current market rates over the then excess of the present value of the charters assumed.

These amounts are amortized on a straight-line basis to the end of the charter period. As of December 31, 2006 and September 30, 2007, the unamortized balance of the fair value of below market acquired time charter in the accompanying consolidated balance sheets amounted to $5,553 and $2,385, respectively and are reflected in “Deferred revenue” and “Fair value of below market acquired time charters”, respectively in accompanying consolidated balance sheets. As of December 31, 2006 and September 30, 2007, the unamortized balance of the fair value of above market acquired time charters in the accompanying consolidated balance sheets amounted to $1,335 and $0, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Deferred Charges, net:

The movement in the account which represents drydocking costs during the nine month period ended September 30, 2006 and 2007, is analysed as follows:

	September 30, 2006	September 30, 2007
Balance, beginning of the period	$3,781	$6,200
- Additions	4,032	1,228
- Amortization	(2,471)	(2,204)
- Write-off due to sale of vessels	-	(2,729)
Balance, end of period	$5,342	$2,495

During nine month period ended September 30, 2007, vessels Mendocino, Alona and Matira underwent their drydocking at a total cost of $1,228.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-term Debt, net of deferred financing fees:

The amount of long-term debt, obtained from HSH Nordbank, shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2006	September 30, 2007
Term loan	$661,586	$792,411
Bridge loan	-	30,076
Less related deferred financing costs	(2,844)	(3,751)
Total	658,742	818,736
Less: Current portion	(71,412)	(110,198)
Long-term portion	$587,330	$708,538

(a)
In March 2006 the Company concluded an agreement to borrow an amount of up to $628,750 and in November 2006 entered into a supplemental agreement to the loan concluded in March 2006 to increase the line of credit to $711,093. The purpose of the loan was to refinance prior indebtedness, to partially finance the acquisition cost of eight vessels acquired during the year ended December 31, 2006 and to provide the Company with working capital. On May 23, 2007 the Company amended the loan to increase the amount available under the loan by up to $181,000 and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200,000 in order to partly finance the acquisition cost of the second hand vessels Samsara (ex Cape Venture), Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui) and Ecola (ex Zella Oldendorff), Majorca (ex Maria G.O.), Heinrich Oldendorff and any additional vessels. The loan bears interest at LIBOR plus a margin. The interest rate, including the margin, at December 31, 2006 was 6.35% for $550,154 and 7.78% for $111,432 and at September 30, 2007 was 5.98% for $660,432 and 7.33% for $131,980. The outstanding balance of $792,411 (gross of unamortized deferred financing fees of $3,751 at September 30, 2007) is repayable in thirty five variable consecutive quarterly instalments commencing on August 2007 and through May 2016 plus a balloon payment of $160,926 payable together with the last instalment.

(b)
On February 13, 2007, the Company borrowed an amount of $43,400 in order to partly finance the acquisition cost of vessel Samsara (ex Cape Venture) (Note 5). The loan bears interest at LIBOR plus a margin and was repaid in one instalment on May 29, 2007.

(c)
On April 19, 2007 the Company concluded a bridge facility of up to $181,000 in order to partly finance the acquisition cost of the second hand vessels Primera (ex Sea Epoch), Menorca (ex Oinoussian Legend), Marbella (ex Restless), Brisbane (ex Spring Brave), Capitola (ex Songa Hui) and Bargara (ex Songa Hua). The loan bears interest at LIBOR plus a margin and was repaid in one single instalment on May 29, 2007.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-term Debt, net of deferred financing fees-(continued):

(d)
On August 30, 2007 the Company concluded a bridge facility of up to $30,076 in order to partly finance the acquisition cost of the second hand vessels Oregon (ex Athina Zafirakis), Nord Mercury, Saldahna (ex Shino Brilliance), and VOC Galaxy. The loan bears interest at LIBOR plus a margin and will be repaid in one instalment on during the first quarter of 2008.

The principal payments required to be made after September 30, 2007, for the loans discussed above are the follows:

Year ending September 30,
2008	$111,199
2009	79,234
2010	74,896
2011	74,896
2012	74,896
2013 and there after	407,366
822,487
Less-Financing fees	(3,751)
$818,736

Total interest incurred on debt for the nine month periods ended September 30, 2006 and 2007 amounted to $26,261 and $35,555, respectively. Of the nine month period ended September 30, 2007 an amount of $1,091 was capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in “Interest and finance costs” in the accompanying consolidated statements of income.

In terms of the loan agreement, the Company is required to hold bank deposits which are used to fund the loan instalments coming due. The fund can only be used for the purposes of loan repayments and are shown as restricted cash. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the company’s borrowing arrangements. The Company is in compliance with all the debt covenants.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Derivatives:

i.
Interest rate cap and floor agreements:  As of December 31, 2006 and September 30, 2007, the Company had outstanding six and eight, respectively, interest rate cap and floor agreements concluded in May 2005. The fair value of these six and eight interest rate cap and floor agreements equates to the amount that would be received or paid by the Company if the agreements were cancelled. Such fair value at December 31, 2006 was an asset of $946 and at September 30, 2007 was an asset of $564 and a liability of $ 89, and are included in “Financial Instruments” in the accompanying consolidated balance sheets. For the nine months period ended September 30, 2006 and 2007 a gain of $1,024 and a loss of $1,761, respectively, are included in “Other, net” in the accompanying consolidated statements of income.

ii.
Foreign exchange transactions: In January 2006, the Company engaged in a total of 12 foreign currency call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the US dollar against the Euro. As of December 31, 2006 the Company had one open foreign currency call option which matured in January 2007. The strike rate under this option is 1.21 U.S. dollars per Euro, for an amount of Euro 200,000.

In January 2006, the Company engaged in a total of 12 forward foreign exchange contracts, maturing in monthly intervals from February 2006 to January 2007.  As of December 31, 2006 the Company had one open forward foreign exchange contract which matured in January 2007. The forward rate was 1.2320 U.S. Dollars per Euro for an amount of Euro 200,000.

As of December 31, 2006, the fair market values of the open foreign currency call option and open forward foreign exchange contract discussed above were $22 and $17, respectively. For the nine month period ended September 30, 2006 and 2007 a gain of $116 and a loss of $8, respectively, has been included in “General and administrative expenses” in the accompanying statements of income.

iii.
Forward freight agreements:  During the year ended December 31, 2006, the Company entered into seventeen forward freight agreements (“FFAs”) with the objective to utilize them as economic hedging instruments in order to reduce its exposure to market price fluctuations with respect to its fleet. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings.  During the nine months period ended September 30, 2006, the loss on FFAs amounted to $22,473.  As of December 31, 2006 the fair value of the FFAs resulted in a liability of $2,625. As of September 30, 2007, no FFAs remain open.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.	Subsequent Events:

a)
Vessel deliveries: On October 9 and 17, 2007, the Company took delivery of the vessels Clipper Gemini (Notes 4 & 5) and Samatan (ex Trans Atlantic) (Notes 4 & 5) which the Company had agreed to acquire on June 8 and August 15, 2007, respectively.

b)
Vessel disposals: On October 1, 2007 the Company concluded a memorandum of agreement for the disposal of the vessel Matira to an unaffiliated third party for $46,500 with expected delivery date between the fourth quarter of 2007 and the first quarter of 2008. The vessel’s aggregate carrying value at September 30, 2007, amounted to $21,779. The resulting gain from the sale of the above vessel will be approximately $24,568 and will be included in the Company’s consolidated statement of income in the quarter in which the vessel will be delivered to her new owners.

c)
Hulls acquisitions: On October 1, 2007 the Company concluded a memorandum of agreement with an unaffiliated third party for the acquisition of a 170,000 dwt Capesize Bulk Carrier, currently under construction, for a price of $147,500. The vessel is expected to be delivered during the second quarter of 2008.

	d)	New Loans: The following loans were concluded by the Company:

(i)
On October 2, 2007 the Company concluded a loan agreement of up to $ 35,000 with Deutsche Schiffsbank in order to partly finance the acquisition cost of the second hand vessel Clipper Gemini (Note 5). The loan bears interest at Libor plus a margin and will be repaid in thirty-six quarterly instalments through July 2016.

(ii)
On October 5, 2007 the Company concluded a loan agreement of up to $ 90,000 with Piraeus Bank in order to partly finance the acquisition cost of the second hand vessels Samatan (ex Trans Atlantic) and VOC Galaxy (Note 5). The loan bears interest at Libor plus a margin and will be repaid in thirty-two quarterly instalments through July 2015.

e)
Shares:  During October 2007 an amount of 691,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions of 2.5% and other issuance fees, amounted to $83,058.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: November 7, 2007	By:	/s/George Economou
George Economou
Chief Executive Officer and Interim Chief Financial Officer

SK 23113 0002 826558 v2